

Mail Stop 7010

Via U.S. Mail and Facsimile

January 6, 2009

Mr. Nikolay Lobachev
President and Chief Executive Officer
Royal Style Design, Inc.
2561 Forsythe Road, Unit D
Orlando, Florida 32807

> **Re:** **Royal Style Design, Inc.**
> **Form 10**
> **Filed December 10, 2008**
> **File No. 000-53524**

Dear Mr. Lobachev:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Risk Factors, page 6

2. Please include a risk factor about the lack of an established market for your stock.

3. Please include a risk factor about the fact that most of your clients are builders and a loss of any of your larger clients could adversely affect your business.

Selected Financial Data, page 8

4. Please consider including line items for net income (loss) per share and long-term obligations in your selected financial data table.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Fiscal Years Ended December 31, 2007 and 2006 page 8

5. You disclose on page 9 that the year ended December 31, 2007 was your first full year of operating results and we note your disclosure on page 27 that you were incorporated in July 2006. However, your financial statements and auditor's opinion refer to your statement of operations, stockholders' equity (deficiency) and cash flows for the year ended December 31, 2006. Please revise your filing throughout to indicate that the 2006 results are for a period from inception to December 31, 2006 instead of for the year ended December 31, 2006. Your filing should also clearly indicate the date of inception.

6. Please revise your MD&A discussion of the results of your operations to provide an analysis of the reasons for changes in each line item of your Statement of Operations between the periods presented. It is not sufficient to merely indicate the amount of your revenues, cost of sales, general and administrative expenses, etc. as of each period. For example, please revise to provide a narrative discussion which quantifies the extent to which changes in your results of operations are attributable to increases in sales prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Your MD&A should be focused on changes on trends, including how your target customers and your overall business have been affected by the availability of credit and the state of the central Florida housing market. Consider providing additional information such as the number of projects completed, average margin per project, cost of materials, changes in headcount/salaries, etc. to give readers a better idea of trends and how they impacted your financial results. Please refer to Section III of the SEC Interpretive Release No. 33-8350 for additional guidance and revise your filing accordingly. The Interpretive Release is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 10

7. Please describe the debt relating to your automobile loans. Also evaluate your ability to meet upcoming cash requirements over both the short and long term.

8. Please revise your filing to include the disclosures required by Item 303(a)(1)-(2) of Regulation S-K. Your disclosure should address your sources and uses of cash during the periods presented and explain how you plan to fund your business in the future in light of your results as of and for the year ended December 31, 2007 and the nine months ended September 30, 2008. In particular, we note that during the nine months ended September 30, 2008, you have experienced slowing receivable collections, minimal income from operations, working capital deficits, a decline in cash flows from operations, and a significant slowdown in the Florida housing market. It is unclear from your filing how you plan address these trends and events. You have also not disclosed any internal or external sources of liquidity that you plan to rely on to operate your business for a period of twelve months from September 30, 2008. Please refer to Section IV of SEC Interpretive Release No. 33-8350 for additional guidance.

Critical Accounting Policies and Estimates, page 10

9. Your discussion of critical accounting policies and estimates does not describe the most significant policies you apply in preparing your financial statements. You disclose on page 27 that you make estimates about costs to complete performance contracts, income tax exposures and valuation allowances. Please revise your filing to disclose your critical accounting estimates and explain specifically why they bear the risk of change. Please also disclose your critical accounting estimates specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.   Your revised disclosures should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for readers. Please refer to Section V of SEC Interpretive Release No. 33-8350 for additional guidance.

New Financial Accounting Standards, page 11

10. SFAS 157 was required to be adopted for all financial assets and liabilities for fiscal years beginning after November 15, 2007; only the portion pertaining to nonfinancial assets and liabilities was delayed until fiscal years beginning after November 15, 2008. Please refer to paragraph 36 of SFAS 157 and revise your filing throughout to disclose the actual impact of adoption of the portion applicable to financial assets and liabilities and the expected impact of the portion applicable to nonfinancial assets and liabilities.

11. Since SFAS 159 was effective for fiscal years beginning after November 15, 2007, please revise your disclosures throughout to discuss the impact that adoption of this standard had upon your financial statements for the nine months ended September 30, 2008.

Certain Relationships and Related Transactions, page 16

12. Please revise your filing throughout to give retroactive effect to the October 9, 2008 stock split. Please refer to SAB Topic 4:C.

13. Please disclose the names of your promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. See Item 404(c) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 16

14. Please revise to indicate the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act pursuant to Item 201(a)(2)(a)(ii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 17

15. Please revise the table on page 17 to disclose that the company issued 500,000 shares of common stock to Alexander Sorokoumov as noted in Item 7 on page 16.

Description of Registrant's Securities to be Registered, page 17

16. You disclose on page 17 that you have 100,000,000 shares of authorized common stock. However, your disclosures at the bottom of page 13 and in footnote 1 to the table on page 17 indicate that the number of authorized common stock was increased to 1,000,000 in October 2008. Please revise your filing accordingly to correct any inconsistencies in the number of authorized common stock.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page 22

17. Please have your independent accountants revise their opinion so that it refers to PCAOB standards instead of standards generally accepted in the United States of America. In addition, please have your independent accountants revise their opinion to include an indication that the report was manually signed. Please refer

to Rule 8-01 and Rule 2-02(a)(2) of Regulation S-X.

Statement of Operations, page 24

18. We note your disclosure on page 27 that prior to January 1, 2007, you were an "S" corporation. Please revise your Statement of Operations to present earnings per share data for the period ended December 31, 2007 and pro forma tax and EPS data for the period ended December 31, 2006. Please also provide the disclosures required by paragraphs 40 and 41 of SFAS 128.

Statement of Stockholders' Equity (Deficiency), page 25

19. Please tell us how you considered SAB Topic 4:B in determining that no adjustment between retained earnings and additional paid in capital was necessary when you changed from an "S" corporation to a "C" corporation.

Note 1 – Description of Business and Significant Accounting Policies, page 27

20. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

21. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)." See SAB Topic 11:B.

22. We note your disclosure on page 5 that all but 10% of your clients' projects require multiple surface installations, that you bill as each stage of the installation is completed, and your invoices are due within two weeks of receipt. Please revise your revenue recognition accounting policy to more fully explain when you recognize revenue (e.g. as each stage is completed, based upon a percentage of the project costs, or upon completion of the project). Please also revise to disclose whether there are customer acceptance provisions in your sales contracts. If so, disclose how you recognize revenue in consideration of these acceptance

provisions. Refer to SAB Topic 13:A:3(b).

23. Please revise your depreciation accounting policy to separately disclose the depreciable lives of your vehicles and office equipment.

24. We note your disclosure on page 27 that income taxes have been presented on a pro forma basis as if you were a "C" corporation as of January 1, 2007 but it is not apparent where these pro forma disclosures have been provided in your filing. In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable. Please advise or revise.

Note 2 – Property and Equipment, page 29

25. It appears that the captions in your property and equipment table on page 29 are mislabeled. For example, it seems unlikely that the gross book value of your vehicles would be $2,479 as of December 31, 2007 in light of the automobile loan amounts reflected on page 30. Please revise your filing accordingly.

Note 3 – Debt, page 30

26. Please revise to clarify whether your automobile loans have no interest rate over the entire term of the loan or if the rate only applies to a specific period. To the extent that the zero interest rate is applicable only to a portion of the loan term, please revise to explain when the rate will change and what it will change to.

Note 4 – Common Stock, page 30

27. We note your disclosure on page 16 that a material number of shares of common stock (500,000) were issued to the father of one of your founders subsequent to September 30, 2008 but prior to the date of your audit report on page 22. Please revise your filing throughout, including both your annual and interim financial statements, to more fully describe all material stock issuances, including those that are considered subsequent events.

Unaudited Financial Statements

General

28. Please revise your interim financial statements as necessary to address the comments issued regarding your audited financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Dmitry Terikov *(via facsimile 407/553-0064)*
           Chief Operating Officer
           Royal Style Design, Inc.

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
           Jackson & Campbell, P.C.
           One Lafayette Centre, 300 South Tower
           1120 20th Street, N.W.
           Washington, D.C. 20036